Advent Software, Inc.

600 Townsend Street

San Francisco, CA 94103

December 18, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Michael F. Johnson

Matthew Crispino

Re:                              Advent Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008, filed on March 12, 2009

File No. 000-26994

Gentlemen:

Advent Software, Inc. (the “Company” or “Advent”, submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 20, 2009 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 12, 2009.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

Risk Factors

“If our relationship with Financial Times/Interactive Data is terminated….”page 22

1.              We note that your operating results would be adversely impacted if your relationship with FTID was terminated or their services were unavailable to your clients. Please tell us how you determined you are not substantially dependent upon this agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, please file this agreement as an exhibit.

Response:

Our current agreement with Financial Times/Interactive Data (“FTID”) was entered into in the ordinary course of the Company’s business and, under Item 601(b)(10)(ii)(B) of Regulation S-K, contracts entered into in the ordinary course of business need not be filed unless it is a contract upon which Advent’s business is substantially dependent.

We respectfully submit that our business is not substantially dependent on the FTID agreement for the following reasons:  (1) revenue from the agreement  now represents less than 5% of our annual revenue; (2) our relationship with FTID does not involve a contract to sell the major part of our products or services, or to purchase the major part of our requirements of goods or services; (3) we have contracts with other data vendors for substantially similar financial data with which our products can be used; and (4) we believe that our current agreement (which continues until December 31, 2018 and automatically renews for 12 month periods thereafter unless either party provides 24 month advance notice of nonrenewal) would allow sufficient time in the event of non-renewal to redesign our software as necessary and to obtain substantially the same financial data from additional vendors. In addition, while the FTID agreement permits a party to terminate the agreement upon 90 days advance notice for an uncured material breach of the other party, we have had a contractual relationship for over 20 years and we consider the likelihood of termination for material breach to be remote.  Furthermore, in the event our relationship with FTID were terminated, we believe that data would be provided through our contracts with other data vendors, our clients could contract directly with FTID or other data vendors, or our clients would continue to purchase our products on a standalone basis without the FTID financial data even if we were unable to provide alternative sources for the financial data provided by FTID.

For the reasons set forth above, we do not believe that our business is substantially dependent upon our relationship with FTID. In future filings, we will clarify the statement in the Risk Factors section of our Form 10-K that our operating results would be adversely impacted if our relationship with FTID was terminated or if their services were unavailable to our clients to better describe the possible adverse impact. The principal risk to us upon a termination of the FTID relationship is that the commission revenue from other data vendors might be less due to lower commission rates or lower amounts of data used by our clients from alternate vendors.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Executive Compensation and Related Information

Compensation Discussion and Analysis

Corporate Bonus Payouts for Performance in 2008, page 35

2.              We note that executive bonuses may be paid based on the achievement of pre-established corporate performance measures and that, for 2008, the corporate measures were “Annual Contract Value,” “Recognized Revenue,” and “Operating Profit.” To the extent you use performance measures, your compensation discussion and analysis should define those measures.

Response:

We respectfully acknowledge the Staff’s comment and will define our performance measures more clearly in future filings. The Company wishes to clarify for the Staff its definition of the terms “Annual Contract Value,” “Recognized Revenue,” and “Operating Profit,” as used in the Company’s most recent proxy filed on April 1, 2009.  In that most recent proxy filing, these terms had the following definitions:

2

Annual Contract Value (ACV) represents the average contribution to annual revenue from all new term license contracts, entered into during the year (consistent with the methodology used to calculate and report ACV in our annual report on Form 10-K), plus the estimated average contribution to annual revenue from new data related or outsourcing contracts entered into during the year.

Recognized Revenue represents the revenue recognized in earnings by the Company in conformity with Generally Accepted Accounting Principles in the United States of America (US GAAP) and is consistent with “Net Revenues” reported in our consolidated financial statements.

Operating Profit represents income from operations reported as “Income (Loss) from Operations” in our consolidated financial statements in accordance with US GAAP, plus stock-based employee compensation expense, amortization of intangible assets, acquired in-process research and development costs and restructuring charges.

In the Compensation Discussion and Analysis section of future proxy filings, we plan to clearly define the corporate performance measures using the descriptions above, as applicable, or similar descriptions for other items as discussed herein.

* * * * *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (415) 645-1302. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 556-0625, as well as that of Mr. Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ James S. Cox
James S. Cox
Senior Vice President and Chief Financial Officer

CC:	Timothy Scott, PricewaterhouseCoopers, LLP
Mark Bertelsen, Wilson Sonsini Goodrich & Rosati